August 31, 2009
Mr. William Friar
Senior Financial Analyst
United States
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549-4561

RE:	F & M Bank Corp.
Form 10-Q for June 30, 2009
File Number 0-13273
Dear Mr. Friar:
Following is our response to the letter dated August 21, 2009 from the Securities and Exchange Commission (SEC). As requested our response is keyed to the SEC comment letter (our response in bold):
Form 10-Q Filed for the Quarter Ended June 30, 2009
Notes to Consolidated Financial Statements
Note 2 – Investment Securities, page 8
“We note your response to prior comment two and the supplemental schedule provided. You have not provided us with sufficient information to support your conclusion that an OTTI has not occurred, particularly on your equity investments that have been in a loss position in excess of 12 months. We noted numerous equity investments that had depreciated severely in value and where future appreciation is highly unpredictable and somewhat speculative given current economic conditions. We refer you to Section II.H of the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated November 30, 2006 available on our website at: http://www.sec.gov/divisions /corpfin/cfacctfinrptfrms.shtml. Explain how you considered this guidance in your analysis. Please revise your financial statements accordingly or provide additional persuasive evidence not provided in your previous response supporting your current accounting.”
As stated in our prior letters to the Commission, the Company has a portfolio of equity securities that are traded on public exchanges. As a result of recent declines in stock valuations, some of these investments are in various states of impairment. The Company follows the guidance in FAS 115, FSP FAS 115-1 and FAS 124-1 and SAB Topic 5M, Other Than Temporary Impairment in evaluating if these impairments are temporary or other than temporary in nature. This determination is made on an investment by investment basis and includes all available evidence at the time of the determination including the following:
•	The length of time of impairment;

•	The extent of the impairment relative to the cost of the investment;

•	Recent volatility in the market value of the investment;

•	The financial condition and near-term prospects of the issuer, including any specific events which may impair the earnings potential of the issuer; or

•	The intent and ability of the Company to hold its investment for a period of time sufficient to allow for any anticipated recovery in market value.
At June 30, 2009, based on the criteria outlined above, we determined that three securities (Apollo Investment Corp., MacQuarie Infrastructure and Citigroup) should be treated as OTTI. The impairment loss recognized on these securities totaled $496,025. This follows a first quarter 2009 OTTI of $329,682 for a total of $825,707 for the first six months of fiscal 2009.
We have not taken the position that OTTI has not occurred. We have taken the position that following the OTTI recognized in fiscal 2008 and year to date 2009, the remaining equity securities that are trading below cost do not meet the definition of OTTI. Per the guidance in Section II.H of the Current Accounting and Disclosures Issues in the Division of Corporation Finance, “bright line or rule of thumb tests are not appropriate for evaluating other-than-temporary-impairment. The determination of whether a decline is other than temporary must be made using all evidence that is available to the investor, and not just that related to the registrant such as its financial condition and near-term prospects, but also the severity and duration of the decline in fair value and the investor’s intent and ability to hold an investment for a reasonable period of time sufficient for a forecasted recovery” (emphasis added).
We first developed our methodology for evaluating OTTI in 2002 following the steep market declines resulting from the recession of 2000/2001 and the aftermath of the 9/11 tragedy. We have consistently followed this methodology in assessing our portfolio since that time. The methodology was developed by creating a spreadsheet which illustrated historical rates of return for the Dow Jones Industrial Average (since 1901), the S&P 500 (since 1973) and the NASDAQ (since 1973). Since F & M Bank Corp. tends to hold securities as multi-year investments (rather than as a trader), a 5 year average holding period was assumed. The historical returns of the above referenced indices were then broken down into a series of overlapping, rolling 5 year periods to establish rates of return that covered multiple economic cycles which reflected both steep downturns and rapid recovery.
Results of this study showed that for the periods represented, the NASDAQ had average five year annualized returns greater than 12% in three quarters of the periods, greater than 20% in over half of the periods and greater than 30% in one-fifth of the periods. The Dow and S&P achieved average returns greater than 11 % in approximately two-thirds of the periods and 20% in over a quarter of the periods. Our management and Board adopted the philosophy that for our projections we should use the average returns that were achieved in at least half of the periods under review (ie. NASDAQ total return of 20% and S&P/DOW total return of 11%). We felt that this was a more conservative approach in that it reflected multiple economic cycles of sufficient duration to capture both downturn and recovery. We chose to not use the more aggressive returns (NASDAQ – 30%, S&P/Dow – 20%) because these returns seemed to only reflect the substantial upside potential following a steep downturn.
Each security held has been assigned to either the S&P “bucket” or the NASDAQ “bucket” to determine which rate of return to use in our projections. These returns are compounded for the five year holding period to arrive at a factor to be used on each security. This factor is then applied to each security that is trading below cost on a quarterly basis. If after the application of the factor, the security projects out to be above cost at the end of the five year holding period, the security is not considered impaired.

Those securities that project to still be below cost following the five year holding period projections are then evaluated to determine whether other conditions may mitigate the need to recognize OTTI (duration of the price decline, overall market conditions, prospects for the individual security versus the industry or market, recent steep price recovery or decline, etc.) OTTI is then recognized in the period when both the price projections and the subjective factors indicate that the security is impaired.
Our evaluation at June 30, 2009 indicated that there were three securities, outlined above, that met the definition of OTTI and losses of $496,025 were recognized. Following these write downs, we still held five equities holdings (in either the F&M Bank Corp. or the TEB Life Insurance Company portfolios) which were materially below cost for a period in excess of 12 months (Bank of America, BlackRock Preferred Fund, John Hancock Preferred Income Fund III, John Hancock Patriot Dividend Fund II and Healthcare Realty Trust). Using the methodology outlined above, three of these holdings projected to be “above water” by the end of a five year holding period (John Hancock Preferred Income Fund III, John Hancock Patriot Dividend Fund II and Heaalthcare Realty Trust), given this projection a decision was made to not recognize OTTI on these investments.
The remaining two investments (Bank of America and BlackRock Preferred Fund) projected to be “below water” after a five year holding period, however, our management and the Board evaluated these securities on the basis of the other factors outlined above to determine if OTTI needed to be recognized at June 30, 2009. While Bank of America has been below cost since December 10, 2007, the period of severe price decline is less than one year. As recently as fourth quarter 2008 Bank of America traded at $38.13 per share with our cost basis at $44.91 per share. Bank of America, like many financial sector securities took a severe beating, both financially and in media reports, in late 2008 and early 2009. Bank of America reached a low of $3.14 on March 6, 2009, rebounded to $13.20 at June 30, 2009, a fourfold increase. Since quarter end Bank of America has continued its price recovery and is presently is priced at 17.98 (as of August 28, 2009), greater than a fivefold increase from its low in March 2009. Other factors that were considered included Bank of America’s acquisition of both Countrywide and Merrill Lynch at severely discounted valuations. These acquisitions lead to a franchise liquidation value which exceeds the current trading value of the stock. Bank of America has not impaired any of its goodwill to date, indicating it believes its franchise value is still intact. Given these factors it was determined that the stock was not OTTI at June 30, 2009.
BlackRock Preferred Fund, like many high yield preferred stocks funds was beaten down severely in 2008 due to uncertainties regarding the sustainability of it dividend yield. BlackRock bottomed out at $4.00 per share in early March 2009 and has rebounded to $9.56 as of August 28, 2009. Current funds flows are sufficient to maintain a yield in excess of 9%. Given historically low market rates of interest, at current prices BlackRock is considered a “value play” which makes further price appreciation more likely as investors continue to seek out higher yielding investments. Given these factors it was determined that the security was not OTTI at June 30, 2009.
We continue to believe that we are properly applying the appropriate accounting guidance with regard to OTTI and that our evaluation is consistent with the requirements of Section II.H of the Current Accounting and Disclosures Issues in the Division of Corporation Finance. We will continue to evaluate our portfolio on a quarterly basis and as in the past, we will recognize OTTI, based on market conditions and our evaluation of our portfolio modeling technique and all other pertinent information available to us.

We acknowledge as follows:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

Dean W. Withers	Neil W. Hayslett
President & CEO	Executive Vice President & CFO